NEUBERGER BERMAN EQUITY FUNDS
TRUST CLASS

ADMINISTRATION AGREEMENT

SCHEDULE A

The Trust Class of the Series of Neuberger Berman Equity Funds currently subject to this Agreement are as follows:

Neuberger Berman Dividend Fund

Neuberger Berman Equity Income Fund
Neuberger Berman International Large Cap Fund
Neuberger Berman Research Opportunities Fund

Neuberger Berman Small and Mid Cap Growth Fund

Date: March 16, 2009